Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published an "Announcement on Appointment of the Senior Management of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement are set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

22 November 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-068

Announcement on Appointment of the Senior Management of

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

According to the requirement of Article 178 of the Articles of Association of China Southern Airlines Company Limited (the “Company”), the 7th session of the Board passed the following resolutions by means of written resolutions unanimously on 22 November 2017:

1.	Appointing Mr. Han Wen Sheng as the Executive Vice President of the Company; and

2.	Appointing Mr. Xiao Li Xin as the Executive Vice President, Chief Accountant and Chief Financial Officer of the Company.

The terms of office for the above senior management will be the same with the terms of office for this session of the Board. The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

Opinion of the Independent Directors:

The above candidates for the senior management of the Company are capable for meeting the relevant responsibility requirements for the appointed positions, the qualifications are legal, the nomination procedures are in compliance with the relevant laws, regulations and the Articles of Association of the Company, and the engagement of the above candidates by the Board is consented to.

Independent Directors: Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge

The Board of

China Southern Airlines Company Limited

22 November 2017

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Attached: Profiles of Mr. Han Wen Sheng and others

Profile of Han Wen Sheng

Han Wen Sheng, male, aged 50, graduated with a master degree from Tianjin University majoring in Management Engineering and is a member of the Communist Party of China (“CPC”). He began his career in August 1987. He has served in various positions in China Southern Airlines Company Limited, including the Deputy Director of the Training Centre from September 1999 to June 2001, the Director of Policy Research Office from June 2001 to January 2002, the General Manager and the Secretary of Party General Branch of Personnel and Science Education Department from January 2002 to November 2005, a member and the Deputy Director of Party Committee of the Commercial Steering Committee and the General Manager and the Deputy Secretary of the Party Committee of Marketing Department from November 2005 to June 2007, the General Manager and the Deputy Secretary of the Party Committee of Shanghai base from June 2007 to December 2009, the Deputy Secretary and the Deputy Director of Party Committee of the Commercial Steering Committee from December 2009 to October 2011, the Secretary and the Deputy Director of Party Committee of the Commercial Steering Committee from October 2011 to October 2016, and he has been the Party Leadership Group Member and the Executive Vice President of China Southern Air Holding Company since October 2016. He is also the Vice Chairman of Sichuan Airlines Company Limited and the Vice Director General of China Air Transport Association currently.

Profile of Xiao Li Xin

Xiao Li Xin, male, aged 51, with a master degree, first graduated from Guangdong Academy of Social Sciences majoring in Economics and then obtained an on-job Executive Master of Business Administration (EMBA) degree from Tsinghua University. Mr. Xiao is a qualified senior accountant, a certified public accountant and a CPC member. He began his career in July 1991. He served as the General Manager Assistant of the Finance Department of the Company from June 1999 to March 2001, the Deputy General Manager of the Finance Department of the Company from March 2001 to January 2002, and the General Manager and Deputy Secretary of the General Party Branch of the Finance Department of the Company from January 2002 to February 2007. Mr. Xiao served as the deputy chief accountant and general manager of the Finance Department of the Company from February 2007 to October 2007, and served as the General Manager and Secretary of the General Party Branch of Southern Airlines Group Finance Company Limited from October 2007 to February 2008. He served as the General Manager and Party Secretary of Southern Airlines Group Finance Company Limited from February 2008 to March 2015. Mr. Xiao has been the Chief Accountant and Chief Financial Officer of the Company since March 2015 to October 2016. From October 2016 till now, he has served as Party member and Chief Accountant of CSAHC and Chief Accountant and Chief Financial Officer of the Company. For now, he also serves as Chairman of Guizhou Airlines, Chairman of Shantou Airlines, as well as Director of Xiamen Airlines and China Southern Airlines Overseas (Hong Kong) Co. Ltd.

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